EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Relationship to Registrant
CorVel Health Care Organization	California	wholly-owned subsidiary

CorVel Healthcare Corporation	California	wholly-owned subsidiary

The Schaffer Companies	Maryland	wholly-owned subsidiary

CorVel Enterprise Comp	Delaware	wholly-owned subsidiary